Exhibit 99-1

                                                            For immediate release
                                                 May 30, 2006

Petro-Canada Disappointed in Recommendation by
Board of Directors of Canada Southern Petroleum Ltd.

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta - Petro-Canada is disappointed in Canada Southern Petroleum Ltd.’s (Canada Southern - NASDAQ: CSPLF/TSX: CSW) Board of Director’s recommendation that its shareholders not tender their shares to Petro-Canada’s offer. Petro-Canada would like to respond to three points made in its Director’s Circular.

1. Canadian Arctic resource estimates: Petro-Canada and Canada Southern have access to the same historical public information relating to the economics and feasibility of developing Canadian Arctic gas. These studies provide a range of resource estimates and generally only consider development of the Drake and Hecla fields (between these fields, Canada Southern’s interests are primarily in the Hecla field) because the other fields are remote, small, subject to harsh conditions and are not thought to be viable on their own. There is significant uncertainty associated with the amount of resources in the Canadian Arctic that can be technically and economically developed and Petro-Canada believes the natural gas resource attributable to Canada Southern’s Arctic interests is significantly below the figure quoted by Canada Southern.

2. No development plans established for Canadian Arctic: Petro-Canada has no current development plans for the Canadian Arctic in place or in progress. Challenges such as technology; fiscal regime; financial strength of potential partners; commodity prices and time to initial production mean no assurances can be given that these assets will be developed in a reasonable timeframe. Significant consolidation of the existing diverse ownership in the various Canadian Arctic Island Significant Discovery Licenses will be required before any operating agreement can be entered into and development plans proceed. However, as the single largest leaseholder and likely operator in Canada’s Arctic Islands, Petro-Canada would be the logical company to initiate future development - if and when future conditions are supportive.

3. Providing Canada Southern fair access to information: Petro-Canada has provided Canada Southern with access to all information that it has a legal right to. Canada Southern has had an existing opportunity to access this information and, during the two months Petro-Canada was seeking to negotiate a purchase agreement with Canada Southern, the parties also reached a written agreement to facilitate reasonable access. Canada Southern has had the benefit of this agreement to inform itself. This agreement also respects and protects the rights to information owned by other companies.

“When Canada Southern shareholders review the Petro-Canada offer and consider the future challenges of Arctic development, we believe they will find our offer is fair and recognizes the value of all the company’s assets including the Canadian Arctic Island assets. In fact, this offer is a significant premium to recent market prices before our announced offer,” said Kathy Sendall, Senior Vice President of North American Natural Gas. She added, “We took the offer directly to the Canada Southern shareholders after nearly two months of negotiations and only when it became clear that we would be unable to reconcile the differing views of value between Petro-Canada and Canada Southern.”

Petro-Canada also announces that it is pursuing legal proceedings to set aside the shareholder rights plan adopted by Canada Southern, which restricts the rights of Canada Southern shareholders to accept the offer. In addition, Petro-Canada has received the Advance Ruling Certificate issued under the Competition Act. As a result, this condition of the offer has now been satisfied.

Tendering to Petro-Canada’s Offer:
Instructions for Canada Southern shareholders who accept Petro-Canada’s offer are explained in the offer documents previously mailed to Canada Southern shareholders. Any tendering questions can be directed to Kingsdale Shareholder Services Inc. at toll-free 1-866-639-8089.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Canada Southern. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with SEDAR and the SEC on May 15, 2006. Canada Southern stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with SEDAR and the SEC carefully and in their entirety because they contain important information. Canada Southern stockholders may obtain copies of these documents for free at the SEDAR’s website at www.sedar.com and at the SEC's website at www.sec.gov or by calling Kingsdale Shareholder Services Inc., the Information Agent for the offer, at 1-866-639-8089.

(Background information: On May 15, 2006, Petro-Canada, through its wholly-owned subsidiary Nosara Holdings Ltd., commenced a cash offer for all outstanding shares of Canada Southern Petroleum. The offer is for a cash price of US$7.50 per share, or approximately US$113 million in total on a fully diluted basis. The offer represents a premium of 58% over the closing price of Canada Southern’s shares on NASDAQ on the day before the offer was announced.)

For more information please contact:

Media & general inquiries:	Investor and analyst inquiries:
Michelle Harries	Gord Ritchie
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-3648	Tel: (403) 296-7691
Cell: (403) 870-7374

Pam Tisdale
Investor Relations
Petro-Canada (Calgary)
Tel: (403) 296-4423
Cell: (403) 606-3982